

07006948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/26/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BEST AVAILABLE COPY

Straus Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Princeton-Hightstown Road
(No. and Street)

Princeton Junction (City) New Jersey (State) 08550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Straus (609) 799-0390
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C., Certified Public Accountants
(Name - *if individual, state last, first, middle name*)

3625 Quakerbridge Road (Address) Hamilton (City) New Jersey (State) 08619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

BEST AVAILABLE COPY

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Straus ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Straus Capital, LLC ________, as of December 31 ________________, 2006______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MICHELLE HERMELEE
Notary Public
State of New Jersey
My Commission Expires Jun 16, 2011

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STRAUS CAPITAL, LLC

Financial Statements
and
Supplementary Information

December 31, 2006

STRAUS CAPITAL, LLC

Table of Contents

December 31, 2006

MERCADIEN, P.C.
Certified Public Accountants
A Mercadien Group Company

INDEPENDENT AUDITORS' REPORT

To the Member of
Straus Capital, LLC

We have audited the accompanying statement of financial condition of Straus Capital, LLC (the "Company") as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows from inception at April 26, 2005, to December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Straus Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows from inception at April 26, 2005, to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com
Over 40 Years of Service to the Community

INDEPENDENT AUDITORS' REPORT (CONTINUED)

As indicated in Footnote A included in the financial statements, the entity was created on April 26, 2005; however, operations did not commence until November 28, 2005.

Mercadien, P.C.
Certified Public Accountants
Hamilton, New Jersey
February 26, 2007

STRAUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Current Assets	
Cash	$ 29,387
Accounts receivable	136,437
NASD daily account	910
Prepaid expenses and other	2,415
Total Current Assets	169,149
Equipment	2,496
Total Assets	$ 171,645

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Accounts payable	$ 4,382
Accrued expenses	5,500
Total Liabilities	9,882
Member's Equity	161,763
Total Liabilities and Member's Equity	$ 171,645

See notes to financial statements.

STRAUS CAPITAL, LLC

STATEMENT OF INCOME

From Inception at April 26, 2005, to December 31, 2006

Revenue	
Commissions	$ 223,081
Operating expenses	
Professional fees	34,297
Licensing and regulatory expenses	9,083
Office supplies and expenses	5,466
Education and training	1,971
Secretarial services	12,256
Communication services	8,774
Rent	3,750
Insurance	1,010
Travel and entertainment	3,701
Depreciation	527
Total operating expenses	80,835
Income from operations	142,246
Interest income	813
Net income	$ 143,059

See notes to financial statements.

STRAUS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

From Inception at April 26, 2005, to December 31, 2006

Member's contributions	$ 53,015
Net income	143,059
Member's withdrawals	
Cash	(20,500)
Health insurance	(13,811)
Total withdrawals	(34,311)
Total Member's Equity	$ 161,763

See notes to financial statements.

STRAUS CAPITAL, LLC

STATEMENT OF CASH FLOWS

From Inception at April 25, 2005, to December 31, 2006

Cash Flows from Operating Activities	
Net income	$ 143,059
Adjustments to reconcile income from operations to net cash provided by operating activities	
Depreciation	527
Changes in assets and liabilities	
Accounts receivable	(136,437)
NASD daily account	(910)
Prepaid expenses and other	(2,415)
Accounts payable	4,383
Accrued expenses	5,500
Net cash provided by operating activities	13,707
Cash Flows used in Investing Activities	
Purchases of equipment	(3,024)
Cash Flows from Financing Activities	
Member's contributions	53,015
Member's withdrawals	(34,311)
Net cash provided by financing activities	18,704
Net increase in cash	29,387
Cash, April 26, 2005	-
Cash, December 31, 2006	$ 29,387

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Straus Capital, LLC (the"Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey and is a member of the National Association of Securities Dealers, Inc. The Company was formed as a limited liability company on April 26, 2005, and received approval from the SEC to commence operations on November 28, 2005. The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash

For the purpose of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Equipment and Depreciation

Equipment is carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years. Maintenance and repairs are charged to operations as incurred.

Income Taxes

The Company is a single member limited liability company for Federal and State income tax purposes; thus, the income is taxed to its member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

STRAUS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Certain Financial Instruments

New accounting standard: The Financial Accounting Standards Board has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows, determined at each balance sheet date, with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, those financial instruments either were not required to be recognized or if recognized, were reported in the balance sheet as equity, and changes in the value of those instruments were normally not recognized in net income. Statement No. 150 is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement had no effect on the accompanying financial statements.

B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital of $19,505, which exceeded its requirements of $5,000 by $14,505.

C. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

The Company maintains cash in bank balances that at times may exceed federally insured limits. The Company reduces its exposure to credit risk for cash by maintaining its banking relationship with a major financial institution.

One investment fund manager group accounts for all of the Company's commission revenues and accounts receivable.

STRAUS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

D. LEASE COMMITMENT

The Company leases its office space under an operating lease. Rental expense from inception at April 26, 2005, to December 31, 2006, was $3,750.

Future minimum lease payments under the lease are as follows:

Years ending December 31,	
2007	$ 3,624
2008	3,624
2009	3,624
2010	3,624
2011	3,020
Total	$ 17,516

SUPPLEMENTARY INFORMATION

STRAUS CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2006

Member's equity	$ 161,763
Deductions: Non-allowable assets	
Accounts receivable	136,437
NASD daily account	910
Prepaid expenses	2,415
Equipment	2,496
Non-allowable assets	142,258
Net capital	19,505
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 14,505
Aggregate indebtedness	$ 9,882
Ratio of aggregate indebtedness to net capital	0.51 to 1

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2006).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 19,505
Audit adjustments (net)	-
Net capital per above	$ 19,505

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary. The above computation of net capital under rule 15c3-1 does not differ materially from the computation as of December 31, 2006, included in the Company's unaudited Form X-17A-5, Part IIA.

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A Mercadien Group Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member
Straus Capital, LLC

In planning and performing our audit of the financial statements of Straus Capital, LLC (the "Company") as of December 31, 2006, and from inception at April 26, 2005, to December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in regard to any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

SYLVANIA OFFICE:
UCK ROAD
ND, PA 18966
355-4860

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. An objective of internal control and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at to meet the SEC's objectives at December 31, 2006.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (CONTINUED)

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, P.C.
Certified Public Accountants

Hamilton, New Jersey
February 26, 2007

END